SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2007

HIGHWAY HOLDINGS LIMITED

(Translation of Registrant's Name Into English)

Suite 810, Level 8
Landmark North
39 Lung Sum Avenue
Sheung Shui
New Territories, Hong Kong

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.)

Attached to this Report on Form 6-K is the press release issued by the registrant on June 29, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: July 2, 2007	By:	/s/ ROLAND W. KOHL
Roland W. Kohl
Chief Executive Officer

NEWS RELEASE

CONTACT:	Gary S. Maier
Maier & Company, Inc.
(310) 442-9852

HIGHWAY HOLDINGS REPORTS FISCAL 2007 FOURTH QUARTER/ YEAR-END RESULTS

-- Sales Climb 22 Percent for the Year; OEM Business Focus Supports Momentum --

HONG KONG —June 29, 2007 — Highway Holdings Limited (Nasdaq:HIHO) today reported results for its fourth fiscal quarter and year ended March 31, 2007, highlighted by solid sales growth, three acquisitions and a dedicated focus on expanding the company’s original equipment manufacturing operation.

Net sales for the 2007 fiscal fourth quarter increased 33 percent to $7.9 million from $6.0 million a year earlier. The company reported a net loss for its fiscal 2007 fourth quarter of $442,000, or $0.13 per share, compared with a net loss of $797,000, or $0.24 per share, during the same period last year, reflecting, in part, the impact of certain expenses related to recent acquisitions, such as legal, accounting, due diligence, appraisal costs and associated integration expenses.

Net sales for the fiscal 2007 twelve months increased 22 percent to $31.5 million compared with $25.8 million a year ago. Net income for the same period was $594,000, $0.16 per diluted share, compared with $42,000, or $0.01 per diluted share, a year earlier.

“Fiscal 2007 was a year of investments designed to support future sales growth and earnings potential. The company’s 22 percent increase in top-line performance underscores the correctness of our strategic vision, taking into account the expected short-term impact to profitability. We are encouraged that the company was able to offset the loss of $2.1 million in sales due to the divestiture last fiscal year of our unprofitable clock, watch and camera operations; and we are gratified by the company’s initial efforts to expand its OEM business in the United States -- an area of strategic importance from a growth potential standpoint,” said Roland Kohl, chief executive officer.

Gross profit as a percentage of net sales increased to 19.8 percent in fiscal 2007 from 16.4 percent a year earlier. Gross profit increased to $6.2 million from $4.2 million in fiscal 2006, reflecting increased sales and improved gross margins. Kohl noted that gross margin and gross profit performance reflect the benefits of the company’s OEM business focus, which historically has generated higher gross margins than the company’s divested businesses mentioned above.

Cost of sales for fiscal 2007 was negatively impacted, in part, by continuing increases for certain raw materials, as well as ongoing labor and operational cost increases. Selling, general and administrative expenses for fiscal 2007 increased by $685,000, or 13.3 percent, compared with a year ago, primarily due to the addition of the three additional facilities added during fiscal 2006 and fiscal 2007, as well as increased corporate expenses. The increase in selling, general and administrative expenses was partially offset by a decrease in general and administrative expenses as a result of the closing of its German marketing offices in fiscal 2006. Selling, general and administrative expenses also increased due to the significant additional costs the company incurred through its ongoing integration of administrative, financial and accounting functions for its new facilities, particularly those of its new Golden Bright subsidiary that the company acquired in September 2006. Selling, general and administrative expenses are expected to increase further in fiscal 2007 due to additional financial controls and procedures that the company will have to implement for the first time in the fiscal 2008 under Section 404 of the Sarbanes-Oxley Act of 2002. Although the amount of selling, general and administrative costs increased in fiscal 2007, as a percentage of net sales those expenses decreased to 18.6 percent in fiscal 2007 from 20.0 percent of total net sales in fiscal 2006.

Kohl noted that the company’s balance sheet remains strong. At March 31, 2007, the company had working capital of $8.9 million compared with $9.9 million at March 31, 2006. Total Shareholders’ equity was $12.2 million compared with $12.3 million last year, after a total dividend payout of $1.3 million, or $0.36 per share, for fiscal 2007. The company’s current ration was 1.95:1 at March 31, 2007.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies. It also manufactures finished products, such as light fixtures, LED lights, radio chimes and other electronic products. Highway Holdings is headquartered in Hong Kong and operates four manufacturing facilities in the People's Republic of China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

(Financial Tables Follow)
# # #

	Quarter ended		Year End
	(Unaudited)		(Audited)
	March 31		March 31
	2007	2006	2007	2006

Net sales	$7,946	$5,977	$31,469	$25,843
Cost of sales	(6,517)	(5,347)	(25,233)	(21,600)
Gross profit	1,429	630	6,236	4,243
Selling, general and administrative expenses	(1,825)	(1,147)	(5,850)	(5,165)
Impairment of industrial property rights	0	(15)	0	(60)
Impairment of property, plant and equipment	0	(197)	0	(197)
Gain on sale of industrial property right	0	0	0	1,781

Operating Income/(loss)	(396)	(729)	386	602

Non-operating items
Interest expense	(73)	(46)	(242)	(134)
Exchange gain (loss), net	(26)	(57)	245	(614)
Interest income	32	19	161	66
Other income	37	25	92	195
Total non-operating income (expenses)	(30)	(59)	256	(487)

Net income/ (loss) before income tax	(426)	(788)	642	115
Income taxes	(16)	(9)	(48)	(73)
Net income/ (loss)	($442)	($797)	$594	$42

Earning per share - basic	($0.13)	($0.24)	$0.16	$0.01
Weight average number of shares - basic	3,636	3,465	3,636	3,465

Earning per share - diluted	($0.13)	($0.24)	$0.16	$0.01
Weight average number of shares - diluted	3,636	3,465	3,690	3,544

	March 31	March 31
	2007	2006
Current assets:
Cash and cash equivalents	$5,299	$6,384
Restricted cash	1,221	965
Accounts receivable, net of doubtful accounts	4,742	3,789
Inventories	6,104	4,118
Short term Investment	316	300
Prepaid expenses and other current assets	680	546

Total current assets	18,362	16,102

Property, plant and equipment, (net)	3,980	2,787
Investment and advance in affiliate	2	2
Industrial property rights	70	0

Total assets	22,414	18,891

Current liabilities:
Accounts payable	$3,990	$2,498
Short-term borrowing	3,097	2,015
Current portion of long-term debt	478	481
Accrued mould charges	253	246
Accrual payroll and employee benefits	446	292
Other liabilities and accrued expenses	1,154	610
Total current liabilities	9,418	6,142

Long-term debt	655	322
Deferred income taxes	174	153

Shareholders' equity:
Common shares, $0.01 per value, authorized 20,000,000 shares	38	35
Additional paid-in capital	11,304	10,245
Retained earning	1,439	2,133
Accumulated other comprehensive income	(48)	(86)
Subscription receivable - 128,534 shares	(513)	0
Treasury shares, at cost - 37,800 shares	(53)	(53)
Total shareholders' equity	12,167	12,274

Total liabilities and shareholders' equity	22,414	18,891